SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                  FORM 11-K

_X_  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
     ACT OF 1934
     For the year ended: December 31, 1998

___ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the transition period from             to            .
                                    -----------    -----------
     Commission file number:  333-20951



                   INTEL PUERTO RICO RETIREMENT SAVINGS PLAN
                                 P.O. BOX 125
                        LAS PIEDRAS, PUERTO RICO, 00671
          (Full title of the Plan and address of the Plan if different from that of the issuer named below)

                               INTEL CORPORATION
          (Name of issuer of the securities held pursuant to the Plan)

                        2200 MISSION COLLEGE BOULEVARD
                      SANTA CLARA, CALIFORNIA, 95052-8119
               (address of principal executive office of issuer)




                   INTEL PUERTO RICO RETIREMENT SAVINGS PLAN
                   Index to Financial Statements and Exhibit

                     Item
--------------------------------------------------
Report of Ernst & Young LLP, Independent Auditors

Statement of Net Assets Available for Benefits With Fund
  Information at December 31, 1998 and 1997

Statement of Changes in Net Assets Available for Benefits With Fund Information for the Year Ended
  December 31, 1998 and 1997

Notes to Financial Statements

Signature

Exhibit 23 - Consent of Ernst & Young LLP, Independent Auditors

                           Financial Statements
                            Intel Puerto Rico
                         Retirement Savings Plan
                      Years ended December 31, 1998 and 1997
                   with Report of Independent Auditors

                 Intel Puerto Rico Retirement Savings Plan

                           Financial Statements

                  Years ended December 31, 1998 and 1997




                                 CONTENTS

Report of Independent Auditors............................................ 1

Audited Financial Statements

Statements of Net Assets Available for Benefits, With Fund Information.... 2
Statement of Changes in Net Assets Available for Benefits,
  With Fund Information................................................... 6
Notes to Financial Statements............................................ 10

                         REPORT OF INDEPENDENT AUDITORS


The Plan Administrative Committee
Intel Puerto Rico Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Intel Puerto Rico Retirement Savings Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management.
Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Intel Puerto Rico Retirement Savings Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                         /s/  ERNST & YOUNG LLP

April 14, 1999

                   Intel Puerto Rico Retirement Savings Plan

                   Statement of Net Assets Available for Benefits,
                              With Fund Information

                              December 31, 1998







                                                   Participant-Directed Fund Information
                                ----------------------------------------------------------------------
                                     Fidelity            Fidelity
                                     Insti-     Scudder  Capital         Vanguard   Fidelity
                                     tutional   Fixed      &    Fidelity  Insti-    Growth &  Fidelity
                                     Cash      Income    Income Puritan  tutional   Income    Magellan
                           Total     Portfolio   Fund    Fund   Fund    Index Fund  Portfolio  Fund
                        -------------------------------------------------------------------------------

ASSETS
Investments in Master
 Trust, at fair value:
  Interest bearing cash
    and money market funds $   40,757  $      - $ 19,747  $    -  $     - $      - $      - $     -
  Shares of registered
   investment companies     2,992,879   910,847        -   46,912  86,837  341,376  231,758 361,915
  Loan participations
   and corporate
   bonds, notes,
   and certificates           199,446        -   199,446       -       -         -       -        -
  Guaranteed investment
   contracts                   23,037        -    23,037       -       -         -       -        -
  Equity securities           967,589        -         -       -       -         -       -        -
                        -----------------------------------------------------------------------------
                            4,223,708  910,847   242,230  46,912  86,837   341,376 231,758  361,915

Employee receivables           31,041        -         -       -       -        -        -        -
Interest and dividends
 receivable                     1,411        1     1,258       -       -        -        -        -
                         ---------------------------------------------------------------------------
Total assets                4,256,160  910,848   243,488  46,912  86,837  341,376  231,758  361,915

LIABILITIES
Payable to brokers for
 securities purchased          27,217        -        -        -       -        -        -        -
 Accrued administrative
 fees                          23,563        -        -        -       -        -        -        -
                          --------------------------------------------------------------------------
Total liabilites               50,780        -        -        -       -        -        -        -
                          --------------------------------------------------------------------------
Net assets available for
 benefits                  $4,205,380 $910,848 $243,488  $46,912 $86,837 $341,376 $231,758 $361,915
                          ==========================================================================
                                                         See accompanying notes.


                    Intel Puerto Rico Retirement Savings Plan

                 Statement of Net Assets Available for Benefits,
                         With Fund Information (continued)

                               December 31, 1998



                                       Participant-Directed Fund Information
                     ---------------------------------------------------------------
                                                                  American
                                  Fidelity   Fidelity              Funds
                                 Low-Priced  Growth    Twentieth  EuroPacific
                      Fidelity     Stock    Company    Century     Growth   Intel
                      Contrafund   Fund     Fund     Ultra Fund   Fund    Stock Fund  Other
                     -----------------------------------------------------------------------
ASSETS
Investments in Master
 Trust, at fair value:
  Interest bearing cash
    and money market
    funds                $      -   $     -   $    -   $      -    $    -    $   102  $20,908
  Shares of registered
   investment companies   228,489   201,634   167,306   321,103    94,702          -        -
  Loan participations and
   corporate bonds,
   notes, and
   certificates                 -         -         -         -         -          -        -
  Guaranteed investment
   contracts
  Equity securities             -         -         -         -         -    967,589        -
                          --------------------------------------------------------------------
                          228,489   201,634   167,306   321,103    94,702    967,691   20,908

Employee receivables            -         -         -          -        -          -   31,041
Interest and dividends
 receivable                     -         -         -          -        -         23      129
                         ---------------------------------------------------------------------
Total assets              228,489   201,634   167,306    321,103   94,702    967,714   52,078

LIABILITIES
Payable to brokers for
 securities purchased           -         -         -     27,217         -        -         -
Accrued administrative
 fees                           -         -         -          -         -        -    23,563
                        ----------------------------------------------------------------------
Total liabilities               -         -         -     27,217         -       -     23,563

Net assets available for
 benefits                $228,489  $201,634  $167,306   $293,886   $94,702 $967,714   $28,515
                        ======================================================================
                                                         See accompanying notes.

                  Intel Puerto Rico Retirement Savings Plan

               Statement of Net Assets Available for Benefits,
                             With Fund Information

                              December 31, 1997



                                                      Participant-Directed Fund Information
                                ---------------------------------------------------------------------------
                                  Fidelity            Fidelity
                                  Insti-    Scudder   Capital              Vanguard   Fidelity
                                  tutional   Fixed      &       Fidelity    Insti-     Growth &  Fidelity
                                  Cash      Income     Income    Puritan    tutional    Income    Magellan
                         Total   Portfolio   Fund       Fund      Fund      Index Fund  Portfolio  Fund
                        ------------------------------------------------------------------------------------

ASSETS
Investments in Master
 Trust, at fair value:
  Interest bearing cash
    and money market
    funds                  $   53,092  $      -   $ 27,314 $     -  $     -  $      - $      -   $      -
  Shares of registered
   investment companies     2,117,961   952,370          -  37,044   45,845   172,286  119,571    204,689
  Loan participations and
   corporate bonds, notes,
   and certificates           130,131         -    130,131       -        -         -        -          -
  Guaranteed investment
   contracts                   22,785         -     22,785       -        -         -        -          -
  Equity securities           444,893         -          -       -        -         -        -          -
                          --------------------------------------------------------------------------------
                            2,768,862   952,370    180,230  37,044   45,845   172,286  119,571    204,689


Employee receivables           13,462         -          -       -        -         -        -          -
Interest and dividends
 receivable                     2,428         5        931       -        -     2,296        1        375
                            ------------------------------------------------------------------------------
Total assets                2,784,752   952,375    181,161  37,044   45,845   174,582  119,572    205,064


LIABILITIES
Payable to brokers for
 securities purchased           6,062         -          -       -        -         -        -          -
                            -----------------------------------------------------------------------------
Total liabilites                6,062         -          -       -        -         -        -          -

                            -----------------------------------------------------------------------------
Net assets available for
benefits                   $2,778,690  $952,375   $181,161  $37,044  $45,845 $174,582 $119,572   $205,064
                           ==============================================================================
                                                          See accompanying notes.

                   Intel Puerto Rico Retirement Savings Plan

                 Statement of Net Assets Available for Benefits,
                        With Fund Information (continued)

                               December 31, 1997



                                   Participant-Directed Fund Information
                     ------------------------------------------------------------
                                                                  American
                                  Fidelity   Fidelity              Funds
                                 Low-Priced  Growth    Twentieth  EuroPacific
                      Fidelity     Stock    Company    Century    Growth     Intel
                      Contrafund   Fund     Fund       Ultra Fund  Fund    Stock Fund  Other
                     -------------------------------------------------------------------------
ASSETS
Investments in Master
 Trust, at fair value:
  Interest bearing cash
    and money
    market funds         $      -   $     -   $     -  $      -   $     -   $   6,094  $ 19,684
  Shares of registered
   investment companies   144,286    75,456    111,870   194,014    60,530          -         -
  Loan participations and
   corporate bonds,
   notes, and
   certificates                 -         -          -         -         -          -         -
  Guaranteed investment
   contracts                    -         -          -         -         -          -         -
  Equity securities             -         -          -         -         -    444,893         -
                         -----------------------------------------------------------------------
                          144,286    75,456    111,870   194,014    60,530    450,987    19,684

Employee receivables            -         -          -         -         -          -    13,462
Interest and dividends
 receivable                     -         1          -         -    (1,309)        21       107
                        ------------------------------------------------------------------------
Total assets              144,286    75,457    111,870   194,014    59,221    451,008    33,253

LIABILITIES
Payable to brokers for
 securities purchased           -        -          -         -         -       6,062         -
                        ------------------------------------------------------------------------
Total liabilities               -        -          -         -         -       6,062         -

                        ------------------------------------------------------------------------
Net assets available for
 benefits                $114,286  $75,457   $111,870  $194,014   $59,221    $444,946    $33,253
                        =========================================================================
                                                         See accompanying notes.


                          Intel Puerto Rico Retirement Savings Plan

                     Statement of Changes in Net Assets Available for Benefits,
                                    With Fund Information

                                 Year ended December 31, 1998



                                            Participant-Directed Fund Information
                                 --------------------------------------------------------------------
                                  Fidelity           Fidelity
                                  Insti-     Scudder Capital            Vanguard   Fidelity
                                  tutional   Fixed      &     Fidelity  Insti-     Growth &  Fidelity
                                  Cash       Income   Income  Puritan  tutional     Income   Magellan
                           Total  Portfolio   Fund     Fund   Fund    Index Fund  Portfolio  Fund
                        -----------------------------------------------------------------------------

Additions to net assets
 attributed to:
  Investment income from
    Master Trust:
    Net realized and
      unrealized
      appreciation
      (depreciation) in fair
      value of interest   $  622,289  $     -  $ 1,147 $(3,592) $ 1,536  $59,211  $ 31,967  $ 65,672
    Interest and dividends   142,897   48,433   11,745   4,396    6,421    1,487     8,012    14,760
Employee contributions       862,187        -        -       -        -        -         -         -
                          ---------------------------------------------------------------------------
  Total additions          1,627,373   48,433   12,892     804    7,957   60,698    39,979    80,432


Deductions from net assets
  attributed to:
    Benefits paid to
       participants
       and participant
       withdrawals          177,120        -        -       -        -        -         -         -
    Administrative fees      23,563
                         ---------------------------------------------------------------------------
  Total deductions          200,683        -        -       -        -        -         -         -


Net transfers between funds       -  (89,960)  49,435   9,064   33,035  106,096    72,207    76,419
                         ---------------------------------------------------------------------------
  Net increase (decrease) 1,426,690  (41,527)  62,327   9,868   40,992  166,794   112,186   156,851
Net assets available
  for benefits:
  Beginning of year       2,778,690  952,375  181,161  37,044   45,845  174,582   119,572   205,064
                         ---------------------------------------------------------------------------

  End of year            $4,205,380 $910,848 $243,488 $46,912  $86,837 $341,376  $231,758  $361,915
                        ============================================================================
                                                         See accompanying notes.


                          Intel Puerto Rico Retirement Savings Plan

                 Statement of Changes in Net Assets Available for Benefits,
                               With Fund Information (continued)

                                   Year ended December 31, 1998




                                          Participant-Directed Fund Information
                      ---------------------------------------------------------------
                                                                      American
                                     Fidelity   Fidelity               Funds
                                     Low-Priced Growth   Twentieth   EuroPacific
                         Fidelity     Stock     Company    Century   Growth     Intel
                         Contrafund   Fund      Fund     Ultra Fund  Fund    Stock Fund  Other
                      ------------------------------------------------------------------------

Additions to net assets
 attributed to:
  Investment income from
    Master Trust:
    Net realized and unrealized
      appreciation
      (depreciation) in fair
      value of interest      $35,750  $(11,823) $ 22,814   $47,611   $10,153  $361,843 $       -
    Interest and dividends    16,828    14,525    11,468         2     2,352     1,222     1,246
Employee contributions             -         -         -         -         -         -   862,187
                          ----------------------------------------------------------------------
    Total additions           52,578     2,702    34,282    47,613    12,505   363,065   863,433


Deductions from net assets
  attributed to:
    Benefits paid to participants
       and participant
       withdrawals                 -         -         -         -        -         -    177,120
    Administrative fees            -         -         -         -        -         -     23,563
                            --------------------------------------------------------------------
  Total deductions                 -         -         -         -        -         -    200,683


Net transfers between funds   31,625   123,475    21,154    52,259   22,976   159,703   (667,488)
                           ----------------------------------------------------------------------
  Net increase (decrease)     84,203   126,177    55,436    99,872   35,481   522,768     (4,738)
Net assets available
  for benefits:
  Beginning of year          144,286    75,457   111,870   194,014   59,221   444,946     33,253
                            ---------------------------------------------------------------------

  End of year               $228,489  $201,634  $167,306  $293,886  $94,702  $967,714    $28,515
                          =======================================================================
                                                         See accompanying notes.


                             Intel Puerto Rico Retirement Savings Plan

                    Statement of Changes in Net Assets Available for Benefits,
                                            With Fund Information

                                         Year ended December 31, 1997



                                                        Participant-Directed Fund Information
                               -----------------------------------------------------------------------------------------
                                        Fidelity            Fidelity
                                        Insti-    Scudder   Capital                 Vanguard    Fidelity
                                        tutional   Fixed      &       Fidelity       Insti-      Growth &    Fidelity
                                        Cash      Income    Income     Puritan      tutional      Income     Magellan
                               Total   Portfolio   Fund     Fund       Fund       Index Fund   Portfolio      Fund
                               -----------------------------------------------------------------------------------------

Additions to net assets
 attributed to:
  Investment income from
    Master Trust:
    Net realized and unrealized
      appreciation
      (depreciation) in fair
      value of interest     $  109,733      $   -    $   918     $ 2,092   $  3,852    $  34,207  $  17,824   $  23,294
    Interest and dividends     113,542     47,294     10,821       2,135      3,371        1,240      4,869      12,555
Employee contributions         731,922          -          -           -          -            -          -           -
                           ---------------------------------------------------------------------------------------------
  Total additions              955,197     47,294     11,739       4,227      7,223       35,447     22,693      35,849


Deductions from net assets
  attributed to:
     Benefits paid to
       participants
       and participant
       withdrawals             178,506        -           -           -           -            -          -           -
                           ---------------------------------------------------------------------------------------------
  Total deductions             178,506        -           -           -           -            -          -           -


Net transfers between funds          - (128,193)     21,041       9,797       6,516       29,092     42,420      43,687
                           ---------------------------------------------------------------------------------------------
  Net increase (decrease)      776,691  (80,899)     32,780      14,024      13,739       64,539     65,113      79,536
Net assets available
  for benefits:
  Beginning of year         2,001,999 1,033,274     148,381      23,020      32,106      110,043     54,459     125,528
                           ---------------------------------------------------------------------------------------------

  End of year              $2,778,690 $ 952,375    $181,161     $37,044     $45,845     $174,582   $119,572    $205,064
                           =============================================================================================
                                                         See accompanying notes.


                              Intel Puerto Rico Retirement Savings Plan

                     Statement of Changes in Net Assets Available for Benefits,
                             With Fund Information (continued)


                                Year ended December 31, 1997

                                               Participant-Directed Fund Information
                           ----------------------------------------------------------------
                                                                       American
                                       Fidelity    Fidelity            Funds
                                       Low-Priced  Growth   Twentieth  EuroPacific
                            Fidelity    Stock     Company   Century    Growth     Intel
                            Contrafund   Fund      Fund    Ultra Fund  Fund    Stock Fund   Other
                            -----------------------------------------------------------------------

Additions to net assets
 attributed to:
  Investment income from
    Master Trust:
    Net realized and unrealized
      appreciation
      (depreciation) in fair
      value of interest        $ 9,782   $  7,005  $ 4,428  $ 32,807  $ 2,024  $ (28,500)  $      -
    Interest and dividends      13,583      4,796   10,535        75      263        758      1,247
Employee contributions               -          -        -         -        -          -    731,922
                              ----------------------------------------------------------------------
    Total additions             23,365     11,801   14,963    32,882    2,287    (27,742)   733,169


Deductions from net assets
  attributed to:
     Benefits paid to participants
       and participant
         withdrawls                  -       -         -         -         -          -    178,506
                               --------------------------------------------------------------------
Total deductions                     -       -         -         -         -          -    178,506


Net transfers between funds     20,780   16,093    19,432     2,208    15,318   472,688   (570,879)
                              ---------------------------------------------------------------------
  Net increase (decrease)       44,145   27,894    34,395    35,090    17,605   444,946   (16,216)
Net assets available
  for benefits:
  Beginning of year            100,141   47,563    77,475   158,924    41,616          -   49,469
                              --------------------------------------------------------------------

  End of year                 $144,286  $75,457  $111,870  $194,014   $59,221   $444,946  $33,253
                              ====================================================================
                                                         See accompanying notes.


                   Intel Puerto Rico Retirement Savings Plan

                         Notes to Financial Statements

                              December 31, 1998


1. DESCRIPTION OF THE PLAN

The following description of the Intel Puerto Rico Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering all employees of Intel Puerto Rico, (the Company). Employees are eligible to participate in the Plan, effective the first day of the calendar quarter following thirty days of service.

The Plan is intended to be qualified under Section 1165(a) and Section 1165(e) of the Puerto Rico Internal Revenue Code of 1994, as amended and pursuant to
Section 1022(i)(2) of the Employee Retirement Income Security Act of 1974 (ERISA) under Section 401(a) and Section 401(k) of the U.S. Internal Revenue Code of 1986 (the Code).

TRUSTEE

Mellon Bank N.A. (the Custodian) is the Plan's custodian, and Banco Popular de Pureto Rico (the Trustee) is the trustee of the Plan. Prior to February 1998, Chase Manhattan Bank was the Trustee of the Plan.

CONTRIBUTIONS AND PARTICIPANT ACCOUNTS

Participant Contributions
-------------------------
Participants are allowed to contribute from 1% to 10% (limited to certain percentages for highly compensated individuals) of their annual compensation on a before-tax basis (to a maximum amount of $8,000 in 1998 and $7,500 in 1997). Such contributions are withheld by the Company from each participant's compensation and deposited in the appropriate fund in accordance with the participant's directives. Participants may change their investment elections on a monthly basis.

Participant contributions and the allocation of the Company contributions and forfeitures to each participant in total for the Plan and the Intel Puerto Rico Profit Sharing Retirement Plan are limited to the lesser of $30,000 or 25% of a participant's compensation.

                    Intel Puerto Rico Retirement Savings Plan

1. DESCRIPTION OF THE PLAN (continued)

CONTRIBUTIONS AND PARTICIPANT ACCOUNTS (continued)

Participant Accounts
--------------------
Separate accounts are maintained for each participant. The account balances are generally adjusted as follows:

     -  Biweekly for participant contributions.

     - Daily for a pro rata share of gains or losses on the Plan's investments based on the ratio that each participant's account bears to the total of all such accounts.

VESTING

Participants are immediately 100% vested with respect to contributions to all accounts in the Plan as well as the related earnings from such contributions.

PAYMENT OF BENEFITS

Participants are eligible for a distribution of plan benefits upon termination of service, financial hardship (as defined by the Plan), or death. Upon termination of service, the normal form of benefit is an annuity. However, a participant may elect, with spousal consent, to have benefits paid in a single lump sum. In the event of financial hardship or death, the benefits are usually paid in a single lump sum.

ADMINISTRATIVE EXPENSES

In 1998, all audit and trustee-related expenses were paid by the Plan. All other administrative expenses were paid by the Company. In 1997, all administrative expenses were paid by the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements are prepared on the accrual basis of accounting.

               Intel Puerto Rico Retirement Savings Plan

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

INVESTMENT VALUATION AND INCOME RECOGNITION

Investments in the Master Trust (see Note 4) are stated at the Plan's proportionate share of participation in the Master Trust, based upon the fair value of Master Trust investments held at year end.

Investments in interest bearing cash, money market funds, shares of registered investment companies, loan participations, corporate bonds, notes, and certificates are stated at fair value as of the last day of the year. The fair value for securities traded on a national securities exchange or over-the-counter market is the last reported sales price as of the valuation date. The shares of registered investment companies are valued at quoted market prices that represent the net asset values of shares held by the Plan at year end. Interest bearing cash and money market funds are stated at cost plus accrued interest which approximates fair value.

Investments not traded in an active market are stated at fair value, computed using pricing models at current rates. Investment income includes the gain
(loss) realized on the sale of securities and unrealized appreciation (depreciation) in the fair value of investments held by the Plan, which is the difference between the fair value of investments at the beginning and the end of the year.

The Master Trust holds wrapper contracts specifically allocated to the Plan in order to manage market risks and to alter the return characteristics of underlying securities to match certain fixed income fund objectives (see Note
5). Wrapper contracts with insurance companies are stated at fair value as of the last day of the year and are netted against the fair value of the related underlying investment.

Investment transactions are recognized as of their trade dates, and collateral has been obtained and secured against investments whenever deemed necessary. Interest is accrued monthly; dividends are accrued when declared.

Guaranteed investment contracts are entered into with insurance companies. The contracts, which are unallocated in nature, are valued at contract value, which approximates fair value, as reported to the Plan by the respective insurance companies. Contract value represents contributions made under the contracts plus interest at the contract rates less withdrawals and administrative expenses. If the funds in the guaranteed investment contracts are needed for benefit payments prior to contract maturity, they may be withdrawn without penalty.

               Intel Puerto Rico Retirement Savings Plan

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PAYMENT OF BENEFITS

Benefits are recorded when paid.

CONTRIBUTIONS

Participant contributions are accrued by the Plan when the deferrals are made from the participants' salaries.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" (FAS 133). The Plan anticipates adoption of FAS 133 no earlier than in the year 2000. Management of the Plan is currently evaluating the effects of the statement, but because the Plan accounts for all financial instruments at fair value (or amounts that approximate fair value), the Plan's management does not anticipate that the adoption of the new statement will have a significant effect on the recognized investment income or the net assets available for benefits of the Plan.

3. INVESTMENTS

INVESTMENT OPTIONS

During 1998, participants had the option to direct the investment of their voluntary contributions to the Plan in increments of 10% among the following investment funds:

Fidelity Institutional Cash Portfolio
-------------------------------------- - This mutual fund invests in high-
quality, short-term money market securities of U.S. and foreign issuers. The objective of the fund is to preserve the participant's investment, maintain a stable price, and provide current income.

               Intel Puerto Rico Retirement Savings Plan

3. INVESTMENTS (CONTINUED)

INVESTMENT OPTIONS (CONTINUED)

Scudder Fixed Income Fund
------------------------- - The objective of this fund is to provide participants with a stable fixed-rate return of investment and protection of principal from changes in market interest rates. This fund invests in guaranteed investment contracts with insurance companies and approved financial institutions and other debt instruments with similar characteristics.

Fidelity Capital and Income Fund
-------------------------------- - This mutual fund invests primarily in higher yielding, lower quality debt securities.

Fidelity Puritan Fund
--------------------- - This mutual fund invests in securities of U.S. and foreign issuers, including those in emerging markets. The securities include bonds of any quality, common stocks, and preferred stocks.

Vanguard Institutional Index Fund
--------------------------------- - This mutual fund seeks to replicate the overall market performance as measured by the Standard & Poor's 500 Index (S&P 500 Index). This fund holds the same 500 stocks that are included in the S&P 500 Index.

Fidelity Growth and Income Portfolio
------------------------------------ - This mutual fund invests primarily in U.S. and foreign stocks, focusing on those that pay current dividends.

Fidelity Magellan Fund
---------------------- - This mutual fund invests primarily in common stocks of small, medium, and large foreign and U.S. companies. Investments are broadly diversified across many different types and sizes of companies and industries.

Fidelity Contrafund
------------------- - The objective of this mutual fund is to increase the value of the participant's investment by investing in common stocks that are currently out of public favor.

Fidelity Low-Priced Stock Fund
------------------------------ - This mutual fund invests primarily in undervalued stocks of smaller, less well-known companies that have potential for significant growth or stocks of companies that are out of favor with other investors.

               Intel Puerto Rico Retirement Savings Plan

3. INVESTMENTS (CONTINUED)

INVESTMENT OPTIONS (CONTINUED)

Fidelity Growth Company Fund
---------------------------- - This mutual fund invests primarily in stocks of companies with earnings or revenues that indicate the potential for above-average growth.

Twentieth Century Ultra Fund
---------------------------- - This mutual fund invests primarily in common stocks of small- and mid-size companies whose earnings and revenues are accelerating. Investments are broadly diversified across many different types and sizes of companies and industries.

American Funds EuroPacific Growth Fund
-------------------------------------- - This mutual fund invests primarily in stocks of companies whose principal business activities are outside the U.S. Usually, at least 65% of the fund's total assets will be invested in securities of issuers from Europe or the Pacific Basin. The fund can invest in many types of companies, ranging from large multinational corporations located in major world markets to smaller companies located in emerging markets.

Intel Stock Fund
---------------- - This fund provides participants the option to have their voluntary 165 (e) contributions invested solely in Intel Corporation common stock. Transactions within this fund qualify as party-in-interest transactions.

GUARANTEED INVESTMENT CONTRACTS

The Master Trust held guaranteed investment contracts with insurance companies allocated to the Plan in order to provide participants with a stable, fixed-rate return of investment and protection of principal from changes in market interest rates. As of December 31, 1998, the Master Trust held guaranteed investment contracts in the amount of $4,891,000 with insurance companies that have Standard & Poor's ratings of AA or better at the time of purchase. No more than approximately $2,904,000 of the guaranteed investment contracts is with any one insurance company.

               Intel Puerto Rico Retirement Savings Plan

4. INTEREST IN THE MASTER TRUST

All of the investments of the Plan are held in the Master Trust which consists of the assets of the Plan, the Intel Corporation Profit Sharing Retirement Plan, the Intel Corporation Defined Benefit Pension Plan, the Intel Puerto Rico Profit Sharing Retirement Plan, the Intel Corporation 401(k) Savings Plan, and the Intel Puerto Rico Defined Benefit Pension Plan. Each plan shares in the assets and earnings of the Master Trust in proportion to its respective interests in the Master Trust. The Custodian holds all investments of the Master Trust. Assets within mutual funds are managed by the respective mutual fund managers. Scudder, Stevens & Clark has discretionary authority for the purchase and sale of investments in the Scudder Fixed Income Fund, subject to the general investment policies of the Investment Policy Committee of the Plan.

The following is a summary of the assets and liabilities of the Master Trust and the interest of the Plan in the Master Trust as of December 31 (in thousands, except percentages):




                                       1998            1997
                                   --------------------------------
Total assets                       $3,983,080       $2,797,183
Total liabilities                  $   38,055       $    2,178
Increase in net trust assets for
  the years then ended             $1,150,020       $  826,673
The Plan's ownership percentage         0.11%           0.10%


5. WRAPPER CONTRACTS

The Master Trust holds wrapper contracts in order to manage market risks and to alter the return characteristics of underlying securities to match certain fixed income fund objectives. Wrapper contracts generally change the investment characteristics of underlying securities (such as corporate debt or U.S. government securities) to those of guaranteed investment contracts. Guaranteed investment contracts provide participants with a stable, fixed-rate return of investment and protection of principal from changes in market interest rates. The wrapper contracts provide that benefit-responsive distributions for specific underlying securities may be withdrawn at contract or face value. Benefit-responsive distributions are generally defined as a withdrawal on account of a participant's retirement, disability, death, or participant-directed transfers in accordance with the terms of the Plan. As of December 31, 1998 and 1997, the Master Trust held wrapper contracts with a notional amount of $33,832,000 and $26,444,000 with a fair value of approximately ($36,000) and ($113,000), respectively.

                   Intel Puerto Rico Retirement Savings Plan

6. CONCENTRATION OF CREDIT RISK

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across thirteen participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial markets. The Plan's exposure to credit risk on the wrapper contracts in the Scudder Fixed Income Fund is limited to the fair value of the contracts with each counterparty.

7. DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND THE FORM 5500

The following is a reconciliation of net assets available for benefits per the statement of net assets available for benefits to the Form 5500 as of December 31:

                                            1998           1997
                                      -------------------------------
Net assets available for benefits
  per the financial statements        $ 4,205,380       $ 2,778,690
Amounts allocated to withdrawing
  participants                            (10,752)           (5,171)
                                      -------------------------------
Net assets available for benefits
  per the Form 5500                   $ 4,194,628       $ 2,773,519
                                      ===============================

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 1998 but not yet paid as of that date.

The following is a reconciliation of benefits paid to participants per the statement of changes in net assets available for benefits to the Form 5500:


                                                   1998           1997
                                             -------------------------------
Benefits paid to participants per
  the financial statements                       $177,120         $178,506
Amounts allocated on the Form 5500 to
 withdrawn participants at December 31, 1998       10,752                -
Amounts allocated on the Form 5500 to
 withdrawn participants at December 31, 1997       (5,171)           5,171
                                             ------------------------------
Benefits paid to participants per
  the Form 5500                                  $182,701         $183,677
                                             ==============================

                    Intel Puerto Rico Retirement Savings Plan

8. INCOME TAX STATUS

The Internal Revenue Service has informed the Company by a letter dated, December 10, 1992, that the Plan and related trust is qualified and the trust established under the Plan is tax exempt under the appropriate sections of the Code. The Company has also received a determination letter, dated May 11, 1993, from the Puerto Rico Department of the Treasury that the Plan meets the requirements for qualification under Puerto Rico income tax laws and that the trust forming a part of the Plan is exempt from income taxes. The Plan has been amended since receiving the determination letters. However, the plan administrator and the Plan's internal tax counsel believe that the Plan is designed and is currently being operated in compliance with the Code and Puerto Rico income tax law.

9. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to amend or terminate the Plan at any time and for any reason. The Plan may be amended by the Board of Directors of the Company. No amendment of the Plan shall reduce the benefit of any participant, which accrued under the Plan prior to the date when such amendment is adopted. In the event of a plan termination, participants will remain 100% vested in their accounts.

10. YEAR 2000 COMPLIANCE (UNAUDITED)

The Company has developed a plan to modify its internal information technology to be ready for the year 2000 and has begun converting critical data processing systems. The Company plans to have internal applications relevant to the Plan year 2000 capable by mid-1999. The Company's plan also includes determining whether third-party service providers have reasonable plans in place to become year 2000 capable. The Company has been informed that the administrator and the Trustee of the Plan expect implementation and testing of action plans to be complete prior to July 31, 1999. The Company has also been informed that the investment managers expect implementation and testing of action plans to be complete prior to September 30, 1999. The Company does not expect the year 2000 projects discussed above to have a significant effect on plan operations.

                                  SIGNATURE

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    INTEL PUERTO RICO RETIREMENT SAVINGS PLAN
                                            (Full Title of the Plan)



Date:  June 25, 1999             By:  /s/ Andy D. Bryant
                                 ----------------------------------
                                 Andy D. Bryant
                                 Senior Vice President and
                                 Chief Financial Officer of Intel Corporation,
                                 Plan Administrator